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Exhibit 9.2

                                                                    News Release

                                                                    NASDAQ: MEDQ
                                                           FOR IMMEDIATE RELEASE


                        MEDQUIST REPORTS REVENUE AND EPS
                             FOR FIRST QUARTER 2001
                      (In thousands, except per share data)

         MARLTON, NJ April 25, 2001 - MedQuist Inc. reported record revenue of approximately $95.1 million for the three months ended March 31, 2001. Proforma EBITDA for the first quarter of 2001 was $21.6 million or 22.8% of revenue. Proforma net income was $10.7 million or $0.28 per share on a diluted basis, which exceeded analyst expectations of $0.26 per share according to First Call. Proforma results exclude approximately $3.0 million of pretax income related to a favorable legal settlement and $600,000 of pretax income related to the adjustment of the restructuring reserves established in 1997 and 1998.

         David A. Cohen, Chairman and Chief Executive Officer, stated, "MedQuist generated solid results during the first quarter of 2001 and there are signs that the challenging operating environment in the hospital market over the last several quarters is improving. MedQuist remains an extremely strong company, with a blue chip client base, high recurring revenue, strong earnings and consistent cash flow. Management remains committed to the company's growth prospects and is enthusiastic about our significant opportunities in medical transcription and related businesses."

         On March 1, 2001, MedQuist acquired substantially all of the assets of Coding Concepts, Inc., a leading regional provider of reimbursement coding services located in the Detroit metropolitan area. The Coding Concepts acquisition should accelerate MedQuist's participation in the reimbursement coding services market, which is a natural extension of our service offering in the medical transcription market. The Coding Concepts acquisition will be accounted for as a purchasing accounting transaction and will be accretive to MedQuist earnings.

         On April 2, 2001, MedQuist Inc. acquired substantially all of the assets of Speech Machines, an application service provider (ASP) of dictation recording, routing, editing and workflow management for the medical transcription industry. Speech Machines will operate as an independent enterprise under the MedQuist organization.

         MedQuist is the largest electronic medical transcription service company in the United States.


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Other than historical information set forth herein, this press release contains forward-looking statements, which involve risks and uncertainties. The Company's actual results may differ materially from those anticipated or implied in any such forward-looking statements as a result of various risks, including, without limitation, rapidly changing technology; inability to manage and maintain growth; inability to penetrate new markets; inability to make and successfully integrate acquisitions and transition our business strategy; decreased demand for existing products; lack of a market for new products; and failure to successfully negotiate agreements to take advantage of the opportunities facing MedQuist to broaden its service offering. Additional risks associated with the Company's business can be found in its December 31, 2000 Annual Report on Form 10-K and its other periodic filings with the SEC.

Contact: Brian J. Kearns, Chief Financial Officer, MedQuist Inc.,
         856-810-8000 x-4418




                                 Tables Follow



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                                  MedQuist Inc.
                              Financial Highlights
                                   (unaudited)
                       In thousands, except per share data

                                                    Three Months Ended March 31,
                                                    ----------------------------
                                                    2001(2)              2000(3)
                                                    -------              -------

Revenue                                             $95,099              $92,512
EBITDA (1)                                           21,637               24,503
Income before income taxes                           17,322               20,045
Net Income                                           10,653               12,027

Income per common share
         Basic                                        $0.29                $0.34
         Diluted                                      $0.28                $0.33

Weighted average shares outstanding
-----------------------------------
         Basic                                       36,803               35,700
         Diluted                                     37,520               36,903


(1) Earnings before interest, taxes, depreciation and amortization.
(2) Excludes approximately $3,000 of income related the favorable settlement of a lawsuit and $600 of income related to the adjustment of the restructure reserve established in 1997 and 1998.
(3) Excludes approximately $3,675 of gain from the sale of an investment.

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